

Diane D'Erasmo · 3rd

Qualified Financial Expert and Global Executive retired from HSBC with expertise in growth strategy and risk management.

Greater New York City Area · 500+ connections · **Contact info**

BANK HAPOALIM B.M

 St. John's University, Peter J. Tobin College

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Experience

BANK HAPOALIM B.M
1 yr 6 mos

○ **Member Of The Board Of Advisors**
Nov 2018 – Present · 1 yr 6 mos
New York City Metropolitan Area

○ **Consulting Specialist**
Contract
Aug 2019 – Present · 9 mos
New York City Metropolitan Area

Advising CEO on growth strategy, risk management and human capital optimization.

Facilitator
Deloitte University
2017 – Present · 3 yrs
Dallas/Fort Worth Area

Coach Deloitte partners and principals on Relationship Mastery and inspires business, social, and community solutions that lead to positive change and progress.

Member Of The Board Of Advisors

A Fine Gauge Inc dba White + Warren

Sep 2017 – Present · 2 yrs 8 mos

Greater New York City Area

Advising CEO on all matters financial. Strategizing on current trends and challenges in the apparel and retail markets and identifying and advising on growth strategies.



Member Of The Board Of Advisors

PRIMARI Analytics

Dec 2018 – Present · 1 yr 5 mos

New York, New York, United States

Advising the co-founders on bringing product to market and developing a branding and marketing plan for potential customers and investors.



HSBC Bank USA

36 yrs



Vice Chair Corporate Banking

Sep 2015 – Sep 2016 · 1 yr 1 mo



Executive Vice President North America Head of Retail and Consumer Products

Sep 2014 – Sep 2015 · 1 yr 1 mo

Show 5 more roles ⌄

Show 1 more experience ⌄

Education



St. John's University, The Peter J. Tobin College of Business

BS, Accounting

1972 – 1976

Activities and Societies: President Delta Zeta Sorority, Secretary SJU Accounting Society, SJU President's Society



Duke University

Corporate Education- Integrated People Management



Harvard Business School Executive Education

 Creating and Driving Strategy, Executive Managment
2009

Show 4 more education ⌄

Licenses & Certifications

CPA
New York State
Issued 1978 · No Expiration Date

 **Investment Banking Representative - Series 79**
Financial Industry Regulatory Authority (FINRA)
Issued Mar 2015 · Expired Mar 2019

Skills & Endorsements

Banking · 33

 Endorsed by **Mayra Di Rico and 7 others who are highly skilled at this**

Credit · 26

 Endorsed by **Mayra Di Rico and 3 others who are highly skilled at this**

Commercial Banking · 24

 Endorsed by **Mayra Di Rico and 5 others who are highly skilled at this**

Show more ⌄

Recommendations

Received (0)   **Given (1)**

 **Emily Zahniser**
Writer and content creator
with a focus on sustainability.

Emily is a very smart, self motivated individual. She has a stron
ethic and pays close attention to detail. She is creative, innovat

October 8, 2009, Diane managed
Emily directly

and has strong people skills. I would highly recommend Emily f
position that compliments her skills.

Accomplishments

16　Honors & Awards

Lifetime Achievement Award • Junior Achievement Leadership Award • Top 25 Women to Watch in Ban
• Top 25 Women to Watch in Banking • Top 25 Most Powerful Women in Banking (MPWIB) • Top 25 M
Powerful Women in Banking (MPWIB) • Nassau County AHRC Foundation Leadership Award • Top 25 N
Powerful Women in Banking (MPWIB) • Commencement Speaker • Outstanding Alumni Achievement
Award • Top 25 Most Powerful Women in Banking (MPWIB) • Top 25 Most Powerful Women in Banking
(MPWIB) • Top 25 Most Powerful Women in Banking (MPWIB) • Financial Services Industry Award
• Leadership Award • Distinguished Community Service Award

12　Organizations

Women's Forum of New York • Big Brothers Big Sisters of New York • Tobin School of Business, St Joh
University • Financial Women's Association Executive Leaders • Fashion Institute of Technology Founda
• Fashion Delivers • Junior Achievement of New York City • US Banker (MPWIB) • National Associatic
Female Executives (NAFE) • Zicklin School of Business, Baruch College, New York • The Greenberg Bre
Cancer Research Foundation, Inc. • Single Parent Resource Center

Interests

 **University of Michigan**
488,070 followers

 **INSEAD**
348,140 followers

 **Harvard Business School Executive...**
105,832 followers

 **Women in the Boardroom**
9,565 members

 **WCD BoardNext**
258 followers

 **Deloitte US**
88,098 members

See all